UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32409 / January 4, 2017

In the Matter of	:
	:
GOLDMAN SACHS BDC, INC.	:
GOLDMAN SACHS PRIVATE	:
MIDDLE MARKET CREDIT LLC	:
GOLDMAN SACHS MIDDLE	:
MARKET LENDING LLC	:
GOLDMAN SACHS ASSET MANAGEMENT, L.P.	:
	:
200 West Street, 15th Floor	:
New York, NY 10282	:
	:
(812-14219)	:
	:

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC, Goldman Sachs Middle Market Lending LLC, and Goldman Sachs Asset Management, L.P. filed an application on September 27, 2013, and amendments to the application on January 9, 2014, October 9, 2015, January 8, 2016, August 26, 2016, and December 5, 2016, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit a business development company and certain registered closed-end management investment companies (collectively, the "Investors") to co-invest in portfolio companies with each other and with affiliated investment funds.

On December 7, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 32382). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Investors in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Goldman Sachs BDC, Inc., et al. (File No. 812-14219) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary